                                                                   EXHIBIT 12.01

     The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.



                                                        Six Months Ended
                                                            March 31,                        Year Ended September 30,
                                                      --------------------   -----------------------------------------------------
                                                        2003        2002       2002       2001        2000       1999       1998
                                                      --------    --------   --------   --------    --------   --------   --------
                                                                                    (Dollars in Thousands)
Net income                                            $ (2,521)   $  1,225   $  4,397   $ (2,491)   $  4,082   $  2,815   $  2,524
Add: Interest                                            6,578       5,058     10,563      9,287       6,886      5,856      4,778
Interest credited to policyholders                      12,897       8,961     19,629     16,737      11,908     10,646      6,954
Taxes (benefit) on income                               (1,305)        360      2,014     (2,605)      1,462        530        544
                                                      --------    --------   --------   --------    --------   --------   --------
Adjusted earnings                                     $ 15,649    $ 15,604   $ 36,603   $ 20,928    $ 24,339   $ 19,847   $ 14,800
                                                      ========    ========   ========   ========    ========   ========   ========
Preferred stock dividend requirements                    1,228       1,348      2,687      2,550       2,025        838        499
Ratio factor of income after provision for income
  taxes to income before provision for income taxes       1.00        0.77       0.68       1.00        0.73       0.84       0.82
                                                      --------    --------   --------   --------    --------   --------   --------
Preferred stock dividend factor on pretax basis          1,228       1,744      3,918      2,550       2,751        996        606
Fixed charges Interest                                   6,578       5,058     10,563      9,287       6,886      5,856      4,778
Interest credited to policyholders                      12,897       8,961     19,629     16,737      11,908     10,646      6,954
Capitalized interest                                        91          --        129         --          --         --         --
                                                      --------    --------   --------   --------    --------   --------   --------
Fixed charges and preferred stock dividends           $ 20,794      15,763   $ 34,239     28,574      21,545     17,498     12,339
                                                      ========    ========   ========   ========    ========   ========   ========
Ratio of adjusted earnings to fixed charges
  and preferred stock dividends                              *           *       1.07          *        1.13       1.13       1.20





*Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $5.1 million and $0.2 million for the six months ended March 31, 2003 and 2002, respectively, and $7.6 million for the year ended September 30, 2001.